# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DAVION HEALTHCARE PLC, CIK 0002039072
CUSIP: G2779R101
Title of class of securities: ORDINARY SHARES of (euro)0.01 par value per share
Address of issuer's principal executive offices: Unit A, West Cork Business & Technology Park, Clonakilty, County Cork, Ireland (L2), P85 FV48
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002130071
Persons authorized to receive notices and communications: Jack Kaye C/o, Davion Healthcare Plc, Unit A, West Cork Business & Technology Park, Clonakilty, County Cork, Ireland (L2), P85 FV48, 353 238 808 958

## Reporting persons
- JACK HARRY KAYE (CIK 0002130071): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 10,268,948; shared voting power 0; sole dispositive power 10,268,948; shared dispositive power 0; aggregate amount beneficially owned 10,268,948 (41.08% of the class)
  Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on April 17, 2026 (the "Schedule 13D") relating to the ordinary shares, nominal value (euro)0.01 per share (the "Ordinary Shares"), of Davion Healthcare plc, an Irish public limited company (the "Issuer").
  
  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
  
  Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.
- RALLINSON CORP: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RALLINSON LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES of (euro)0.01 par value per share
Name of issuer: DAVION HEALTHCARE PLC
Address of issuer's principal executive offices: Unit A, West Cork Business & Technology Park, Clonakilty, County Cork, Ireland (L2), P85 FV48
Comment:
This Amendment No. 1 relates to the Ordinary Shares, nominal value (euros) 0.01 per share, of Davion Healthcare plc.
The information set forth in Item 1 of the Schedule 13D is incorporated herein by reference and remains unchanged except as otherwise provided herein.

## Item 2. Identity and Background
Name of person filing:
Jack Harry Kaye
Rallinson Corp
Rallinson Ltd
Residence or business address:
The Cube Monahan Road Cork T12 H1XY Ireland
111 NE 1st St Suite 88417 Miami FL 33132
Andrea Kariolou 38 Ayios Athanasios CY 4102 Limassol Cyprus
Present principal occupation or employment:
This Statement is being filed jointly by Jack Kaye ("Mr. Kaye"), Rallinson Corp ("Rallinson Corp") and Rallinson Ltd ("Rallinson Ltd" and, together with Mr. Kaye and Rallinson Corp, the "Reporting Persons").

Mr. Kaye's business address is The Cube, Monahan Road, Cork, T12 H1XY, Ireland. Mr. Kaye is the Chief Executive Officer and a director of the Issuer.

Rallinson Corp is a corporation organized under the laws of Wyoming, United States, whose principal business is investment holding. Rallinson Corp's principal office is located at 111 NE 1st St, Suite 88417, Miami, Fla, 33132, USA. Mr. Kaye is the sole director and sole shareholder of Rallinson Corp and is its ultimate beneficial owner.
Rallinson Ltd is a private limited company organized under the laws of Cyprus whose principal business is investment holding. Rallinson Ltd principal office is located at Andrea Kariolou 38, Ayios Athanasios, CY 4102, Limassol, Cyprus. Mr. Kaye is the sole director and sole shareholder of Rallinson Ltd and is its ultimate beneficial owner.

As a result of the relationships described above, Mr. Kaye may be deemed to control each of Rallinson Corp and Rallinson Ltd.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the directors or executive officers of Rallinson Corp or Rallinson Ltd, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the directors or executive officers of Rallinson Corp or Rallinson Ltd, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Citizenship: Mr. Kaye is a citizen of the United Kingdom. Rallinson Corp is organized under the laws of Wyoming, USA, and Rallinson Ltd is organized under the laws of Cyprus.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No funds or other consideration were paid or received in connection with the transfers described in this Amendment No. 1.

On August 11, 2026, Rallinson Corp transferred 1,245,000 Ordinary Shares to Jack Harry Kaye, and Rallinson Ltd transferred 3,860,530 Ordinary Shares to Jack Harry Kaye.

Mr. Kaye was the ultimate beneficial owner of such Ordinary Shares immediately before the transfers and remained the beneficial owner immediately following the transfers.

Accordingly, the transfers did not involve the expenditure of funds by Mr. Kaye and did not result in any change in his aggregate beneficial ownership or pecuniary interest in the Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 11, 2026, Rallinson Corp transferred 1,245,000 Ordinary Shares of the Issuer to Jack Harry Kaye for no consideration, and Rallinson Ltd transferred 3,860,530 Ordinary Shares of the Issuer to Mr. Kaye for no consideration.

Mr. Kaye is the sole director, sole shareholder and ultimate beneficial owner of Rallinson Corp and Rallinson Ltd and was the beneficial owner of the Ordinary Shares held through those entities immediately prior to the transfers.

The transfers were undertaken solely for the purpose of consolidating Mr. Kaye's holdings of Ordinary Shares into his personal name and converting the manner in which such shares are held from indirect ownership through Rallinson Corp and Rallinson Ltd to direct ownership by Mr. Kaye.

No Ordinary Shares were purchased from or sold to any third party in connection with the transfers, no consideration was paid or received, and the transfers did not result in any change in Mr. Kaye's aggregate beneficial ownership or pecuniary interest in the Ordinary Shares.

Immediately prior to the transfers, Mr. Kaye beneficially owned an aggregate of 10,268,948 Ordinary Shares, consisting of:

(a) 5,163,418 Ordinary Shares held directly by Mr. Kaye;

(b) 1,245,000 Ordinary Shares held through Rallinson Corp; and

(c) 3,860,530 Ordinary Shares held through Rallinson Ltd.

Immediately following completion of the transfers, Mr. Kaye continued to beneficially own the same aggregate 10,268,948 Ordinary Shares, all of which are held directly in his own name.

Except as described herein, this Amendment No. 1 does not modify the information previously disclosed under Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 11, 2026, Jack Harry Kaye beneficially owns 10,268,948 Ordinary Shares of the Issuer.

Following completion of the transfers described herein, all 10,268,948 Ordinary Shares are held directly by Mr. Kaye.

Based upon 25,000,000 Ordinary Shares outstanding, Mr. Kaye beneficially owns approximately 41.08% of the Issuer's outstanding Ordinary Shares.

Mr. Kaye has:
Sole voting power: 10,268,948 Ordinary Shares
Shared voting power: 0 Ordinary Shares
Sole dispositive power: 10,268,948 Ordinary Shares
Shared dispositive power: 0 Ordinary Shares

Rallinson Corp

Prior to the transfer described herein, Rallinson Corp held 1,245,000 Ordinary Shares of the Issuer.

On August 11, 2026, Rallinson Corp transferred all 1,245,000 Ordinary Shares held by it to Mr. Kaye for no consideration.

Following the transfer, Rallinson Corp beneficially owns 0 Ordinary Shares, representing 0% of the outstanding Ordinary Shares.

Rallinson Ltd

Prior to the transfer described herein, Rallinson Ltd held 3,860,530 Ordinary Shares of the Issuer.

On August 11, 2026, Rallinson Ltd transferred all 3,860,530 Ordinary Shares held by it to Mr. Kaye for no consideration.

Following the transfer, Rallinson Ltd beneficially owns 0 Ordinary Shares, representing 0% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of August 11, 2026, Jack Harry Kaye beneficially owns 10,268,948 Ordinary Shares of the Issuer.

Following completion of the transfers described herein, all 10,268,948 Ordinary Shares are held directly by Mr. Kaye.

Based upon 25,000,000 Ordinary Shares outstanding, Mr. Kaye beneficially owns approximately 41.08% of the Issuer's outstanding Ordinary Shares.

Mr. Kaye has:

Sole voting power: 10,268,948 Ordinary Shares
Shared voting power: 0 Ordinary Shares
Sole dispositive power: 10,268,948 Ordinary Shares
Shared dispositive power: 0 Ordinary Shares

Rallinson Corp

Prior to the transfer described herein, Rallinson Corp held 1,245,000 Ordinary Shares of the Issuer.

On August 11, 2026, Rallinson Corp transferred all 1,245,000 Ordinary Shares held by it to Mr. Kaye for no consideration.

Following the transfer, Rallinson Corp beneficially owns 0 Ordinary Shares, representing 0% of the outstanding Ordinary Shares.

Rallinson Ltd

Prior to the transfer described herein, Rallinson Ltd held 3,860,530 Ordinary Shares of the Issuer.

On August 11, 2026, Rallinson Ltd transferred all 3,860,530 Ordinary Shares held by it to Mr. Kaye for no consideration.

Following the transfer, Rallinson Ltd beneficially owns 0 Ordinary Shares, representing 0% of the outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days:
On August 11, 2026:

Rallinson Corp transferred 1,245,000 Ordinary Shares to Mr. Kaye for no consideration; and
Rallinson Ltd transferred 3,860,530 Ordinary Shares to Mr. Kaye for no consideration.

The transfers constituted a change in the manner in which securities already beneficially owned by Mr. Kaye were held and did not result in any change in his aggregate beneficial ownership or pecuniary interest in the Ordinary Shares.

Except for the foregoing, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
As a result of the transfers described herein, on August 11, 2026, each of Rallinson Corp and Rallinson Ltd ceased to be the beneficial owner of any Ordinary Shares of the Issuer.

Accordingly, following the filing of this Amendment No. 1, Rallinson Corp and Rallinson Ltd will cease to have an ongoing reporting obligation under Section 13(d) with respect to the Ordinary Shares unless either subsequently becomes a beneficial owner subject to such reporting requirements.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as described in this Amendment No. 1, the information previously disclosed in Item 6 of the Schedule 13D remains unchanged.

There was no purchase agreement, sale agreement or other arrangement providing for the payment of consideration in connection with the transfers described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The Reporting Persons do not believe that any additional material agreement is required to be filed as an exhibit solely as a result of the transfers described in this Amendment No. 1.

To the extent required, the joint filing agreement previously filed with the Schedule 13D is incorporated herein by reference.

## Signatures
- JACK HARRY KAYE: /s/ Jack Harry Kaye, Jack Kaye, Chief Executive Officer, Davion Healthcare Plc (08/11/2026)
- RALLINSON CORP: /s/ Jack Kaye, Jack Kaye, beneficial owner of Rallinson Corp (08/11/2026)
- RALLINSON LTD: /s/ Jack Kaye, Jack Kaye, beneficial owner of Rallinson Ltd (08/11/2026)